Exhibit 99.13

PENTWATER CAPITAL MANAGEMENT LP Press Release

NAPLES, Florida, Sept. 9, 2022 - Pentwater Capital Management LP ("Pentwater"), one of the largest shareholders of Turquoise Hill Resources Ltd. ("Turquoise Hill"), today announced that various funds and accounts over which Pentwater and its affiliates exercise control and direction (collectively, the "Pentwater Funds") have acquired beneficial ownership of 3,484,895 common shares ("Common Shares") of Turquoise Hill representing approximately 1.73% of the issued and outstanding Common Shares. The Common Shares were acquired through multiple markets including the facilities of the Toronto Stock Exchange and the New York Stock Exchange at an average price of approximately $41.74 CAD per Common Share.  As a result of this acquisition, the Pentwater Funds now have beneficial ownership of 23,481,656 Common Shares, representing approximately 11.67% of the issued and outstanding Common Shares. Of these Common Shares, 40,000 are beneficially owned pursuant to call options to purchase 40,000 Common Shares.

The Pentwater Funds acquired these Common Shares for investment purposes. Subject to compliance with applicable securities laws, Pentwater and the Pentwater Funds may, from time to time, increase or decrease their ownership, control or direction over the Common Shares or other securities of Turquoise Hill through market transactions or otherwise.

On September 5, 2022, Turquoise Hill entered into an arrangement agreement with Rio Tinto plc ("Rio Tinto"), whereby Rio Tinto is attempting to acquire all minority shares of Turquoise Hill through a plan of arrangement at $43.00 CAD per Common Share. Pentwater believes that the proposed price under the plan of arrangement significantly undervalues the Common Shares. The proposed price implies an equity value of $8.65 billion CAD, which is a fraction of the free cash flow that Pentwater expects Turquoise Hill to generate over the next decade.

Pentwater expects Turquoise Hill to generate over $10.5 billion CAD of free cash flow through 2030 assuming $3.50 USD copper and almost $14.2 billion CAD of free cash flow assuming $4.00 USD copper. Pentwater believes that as the world transitions to a green economy, the demand for copper will continue to increase and that there is a high probability that the price of copper will be in excess of $4.00 USD over the next decade. Pentwater further believes that the proposed premium is unacceptable for a mine that Pentwater expects to be the third largest copper and gold mine in the world with a mine life in excess of 90 years.

Pentwater does not support the proposed plan of arrangement. Pentwater is evaluating its legal alternatives with respect of Turquoise Hill, Rio Tinto, and the proposed plan of arrangement, including but not limited to the possible exercise of Dissent Rights or other legal action.

For further information: Or a copy of the report filed under National Instrument 62-103, please contact: David Zirin, Chief Operations Officer, Pentwater Capital Management LP, 1001 10th Avenue South, Suite 216, Naples, Florida, USA, 34102, Tel: 312-589-6401.